EXHIBIT 99.1

Evotec provides update on financial impact of cyber-attack

Hamburg, Germany, – Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, Prime Standard, ISIN: DE 000 566480 9, WKN 566480; NASDAQ: EVO) announces that it is adjusting its guidance for the fiscal year 2023.

Due to the impact of the cyber-attack, the company now expects Group revenues in the range of € 750 – 790 m (previously € 820 – 840 m); unpartnered R&D is expected in a range of € 60 – 70 m (previously € 70 – 80 m); and the adjusted EBITDA is expected to reach € 60 – 80 m (previously € 115 – 130 m).

While one-off items are affecting the outlook for 2023, optimisation measures are set to unfold their positive impact over to course of 2024 and beyond. Action Plan 2025 stays unchanged, targeting revenues of more than € 1 bn and an adjusted EBITDA of more than € 300 m.

– End of the ad hoc release –

Contact: Dr Werner Lanthaler, Chief Executive Officer, Evotec SE, Manfred Eigen Campus, Essener Bogen 7, 22419 Hamburg, Germany, Phone: +49.(0)40.560 81-0, werner.lanthaler@evotec.com